Client: 20589-00001

May 6, 2013

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)
Definitive Additional Solicitation Materials on Schedule 14A
Filed on April 18, 2013 by Corvex Management LP, Mr. Keith A. Meister,
Related Fund Management, LLC, et al.
File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated April 29, 2013 (the “Comment Letter”), with respect to the above referenced Definitive Additional Solicitation Materials on Schedule 14A, which included a presentation to CommonWealth shareholders (the “Presentation”). If deemed appropriate by the Staff, the Proposing Shareholders are prepared to file a revised version of the Presentation as Definitive Additional Soliciting Materials on Schedule 14A (the “Revised Presentation”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Presentation.

The Proposing Shareholders’ responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Executive Summary, page 5

1.	We note your statement that “RMR receives fees based on gross historical cost basis of real estate, incentivizing growth through acquisitions regardless of returns to CWH shareholders.” We understand that almost half of the fees paid to RMR in the last three years were not in fact based on gross historical costs, but rather were fees for property management services that were based on revenues and construction costs. If this is the case, please tell us how you plan to address this in your filings.

May 6, 2013

Response:

In response to the Staff’s comment, the Presentation will be revised to include the following language in the first bullet on page 5 of the Revised Presentation:

“RMR receives fees based on gross historical cost basis of real estate, gross collected rents and construction costs, incentivizing growth through acquisitions regardless of returns to CWH shareholders”

On behalf of the Proposing Shareholders, we respectfully supplementally advise the Staff that although RMR receives fees based in part upon revenues and constructions costs, such fees (as with fees received based upon the historical cost basis of real estate) incentivize growth through acquisitions regardless of returns to CommonWealth shareholders. By way of example, if CommonWealth can acquire an office building for $100 million and lease it out for $10 million of annual rent while earning $0 net income, RMR is incentivized to make this acquisition in order to generate incremental fees, despite low or negative returns for CommonWealth shareholders. Similarly, any construction project will increase fees paid to RMR, regardless of whether such construction project increases shareholder returns.

Executive Summary, page 7

2.	You inform security holders that you intend to unlock “$35 per share potential NAV at 4/17/13 after removal of current trustees, and target stock price of $44+ per share at 12/31/14,” and you direct security holders to Appendix A for details on these valuations. Presuming you are referring security holders to page 57 of your presentation, please advise, with a view towards revised disclosure, how the material on page 57 supports these valuations.

Response:

In response to the Staff’s comment, the Presentation will be revised to include a revised version of page 57 and an additional page 58, which are attached as Exhibit 1 hereto, in the Appendix of the Revised Presentation.

History of Underperformance, page 17

3.	The measures on this page appear to be predicated on a “stabilized NOI of $547 million.” Please advise, with a view towards revised disclosure as necessary, how you arrived at this number.

May 6, 2013

Response:

On behalf of the Proposing Shareholders, we respectfully supplementally advise the Staff that the stabilized NOI of $547 million was derived through a months’-long, bottom-up, property-by-property analysis conducted by the Proposing Shareholders and consultants pursuant to which extensive due diligence was conducted on CommonWealth’s assets.

In response to the Staff’s comment, the Presentation will be revised to include the following language in footnote (1) on page 17 of the Revised Presentation:

“…stabilized NOI of $547 million (derived from a bottom-up, property-by-property analysis conducted by Related, Corvex and their advisors)”

4.	Similarly, please advise how you arrived at a $4.9 billion standalone total enterprise value. In particular, please tell us whether this number excludes SIR’s indebtedness or affords the company any benefits or any proceeds from a sale of SIR.

Response:

In response to the Staff’s comment, the Presentation will be revised to include the following language in footnote (1) on page 17 of the Revised Presentation:

“…CWH standalone TEV of $4,914 million (based upon CWH’s enterprise value excluding the market value of CWH’s public equity stake in SIR and indebtedness of SIR)”

On behalf of the Proposing Shareholders, we respectfully supplementally advise the Staff that the Proposing Shareholders believe it is informative to analyze CommonWealth’s wholly owned and SIR’s properties separately given their distinct property characteristics and differing geographies. CommonWealth’s wholly owned portfolio consists of CBD office, suburban office, and industrial properties located across the continental U.S. and Australia. The SIR property portfolio consists of unique lands in Hawaii and properties which are primarily net leased to single tenants. The standalone $4.9 billion total enterprise value does not assume a sale of SIR, which the Proposing Shareholders believe would require an auction process and a significant offer premium to the current market valuation given CommonWealth’s controlling stake and SIR’s fair market value.

5.	Please advise whether you are treating preferred shares as debt, and, if so, the basis for this treatment.

May 6, 2013

Response:

In response to the Staff’s comment, the Presentation will be revised to include the following language at the end of footnote (1) on page 17 of the Revised Presentation:

“; calculation of “Net debt / TEV” includes CWH’s Series D and Series E Preferred Shares. These preferred instruments have fixed cash coupons and fixed redemption amounts. The Series E is not convertible to common stock. The Series D is convertible to common stock at a conversion price of $52.00 or approximately 133% greater than CWH’s recent stock price. As such, we believe these preferred instruments are more similar to subordinated debt securities than common equity.”

Flawed RMR Structure and Poor Corporate Governance, page 33

6.	Please provide support for the assertion that “An acquirer could also reduce the operating costs by about $50 million annually by replacing RMR.”

Response:

In response to the Staff’s comment, the Presentation will be revised to include the following footnote on page 33 of the Revised Presentation:

“For the 9 month period ended September 30, 2012, CWH reported a NOI margin of 57.7%. CWH excluded 94 underperforming properties as discontinued properties in its same store financials ending 12/31/2012, making the 9 months ended 9/30/2012 a more representative reflection of company performance. CWH’s 57.7% NOI margin, the lowest of its peers, compares to a peer average of 64.7% over the same time period, despite CWH’s greater scale. The 7.0% difference between CWH margins and its peers implies over $70 million of potential excess costs at CWH, a difference which has attracted the attention of market participants.”

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

May 6, 2013

cc:	James Moloney
Gibson,	Dunn & Crutcher LLP
Keith Meister
Corvex	Management LP
Richard O’Toole
Related	Fund Management, LLC

Stock Price Related / Corvex
@ 2/25 NAV @ 4/17
Stock Price $15.85 $34.92
% Change -- 120.3%
Diluted shares outstanding 84.4 118.3
Equity value $1,338 $4,131
TEV 4,914 7,137
Cap Rate of Stabilized NOI
(3)
11.12% 7.66%
Cap Rate of LQA NOI
(4)
9.92% 6.83%
Price / LQA Normalized FFO 5.9x 13.0x
Price / GAAP Book Value per Share 0.43x 0.95x
Price / Square Foot
(5)
$89 $135
Dividend Yield @ Current $0.25 / Qtr 6.31% 2.86%
We believe NAV can be thought of as fair market value of the current portfolio, before benefit from any other value enhancing actions (which we believe are plentiful)
Valuation was led by Related, one of the most well respected real estate developers, operators, and investors in the U.S. with a 40 year history and a portfolio of over $15 billion of real estate operating assets today
We believe CWH could trade at a stock price of $44 or higher at 12/31/14 through internalization of management, operational turnaround, improved capital allocation, and multiple expansion
57
Appendix
Valuation Summary
(1) Includes value of SIR stake as of April 17, 2013.
(2) Derived based on the sum of a bottom-up, property-by-property analysis conducted by Related, Corvex and their advisors.
(3) Stabilized NOI of $547 million.
(4) Wholly-owned LQA GAAP NOI of $487.3 million per CWH 4Q12 Supplemental.
(5) Wholly-owned square feet per Company filings and Related / Corvex analysis.
(1)
With the removal of current trustees, we estimate an NAV per share of $35 today (4/17/13) based on bottom-up property-by-property analysis, and a target stock price of $44 or higher at 12/31/14
(2)
Exhibit 1

58
Appendix
Share Repurchase Analysis
We believe accretive capital allocation could lead to a stock price of $44 by
12/31/14
Note: Other upside drivers not modeled here include stronger end market growth, SIR appreciation, further multiple expansion, and additional cost efficiencies.
2012 2013E 2014E
Reported CAD $131.4 Stabilized Cash NOI (after Non-Core Asset Sales) $511.4
Cap Rate Assumed 7.50%
Run-Rate Target Savings Implied CWH TEV $6,818.7
Business Mgmt. Fees $46.2 $35.0 $11.2 PF Net Debt 2,331.2
Property Mgmt Fees 36.8 25.8 11.0 Preferred Equity 655.0
Incremental CAD $83.1 $60.8 $22.3 $22.3 $22.3 Implied CWH Equity Value $3,832.5
Reduction in Interest 43.2 43.2 43.2 Implied CWH Share Price $44.33
Adjusted CAD $196.9 $196.9 $206.7 % Change to Current 96.5%
Memo: Shares Outstanding 86.5
Current Quarterly Dividend $0.25 $0.25
Avg. Shares Outstanding 110.1 94.2 Implied CWH Share Price
Annual Dividends Paid $110.1 $94.2 Non-Core Asset Sales
$44.33 $0.0 $150.0 $300.0 $450.0 $600.0
2013E 2014E 7.00% $43.52 $46.34 $49.96 $54.78 $61.52
CAD after Dividends Paid $86.8 $112.6 Cap 7.25% 41.10 43.70 47.05 51.51 57.74
Non-Core Asset Sales 300.0 300.0 Rate 7.50% 38.83 41.24 44.33 48.45 54.20
Divested NOI (9.0) (27.0) 7.75% 36.71 38.93 41.78 45.58 50.90
Share Repurchases
$377.8 $385.6
8.00% 34.72 36.77 39.40 42.90 47.80
Share Repurchase Price Assumed $23.00 $25.00
% Premium to Current Price 2.0% 10.8% % Change to Current
Non-Core Asset Sales
Shares Repurchased 16.4 15.4 $0.0 $150.0 $300.0 $450.0 $600.0
% of Shares Outstanding (Current) 13.9% 13.0% 7.00% 92.9% 105.4% 121.5% 142.8% 172.7%
Cap 7.25% 82.2% 93.7% 108.5% 128.3% 155.9%
Beginning Shares 118.3 101.9 Rate 7.50% 72.1% 82.8% 96.5% 114.7% 140.3%
Ending Shares 101.9 86.5 7.75% 62.7% 72.6% 85.2% 102.1% 125.6%
Avg. Shares Outstanding 110.1 94.2 8.00% 53.9% 63.0% 74.6% 90.2% 111.9%